11019363

PROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISS
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-66705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Scurities, Inc.

OFFICIAL USE
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13455 Noel Road, Suite 1710
(No. and Street)

Dallas	Texas	75025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tanya Massie (469) 323-9012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Payne & Smith, LLC
(Name – *if individual, state last, first, middle name)*

5952 Royal Lane, Suite 158	Dallas	Texas	75230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tanya Massie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partners, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE SUE ROGERS
My Commission Expires
March 15, 2014

Signature

FINOP, Asst Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PAYNE & SMITH, LLC
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
NexBank Securities, Inc.

We have audited the accompanying balance sheet of NexBank Securities, Inc. (Company) as of December 31, 2010 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexBank Securities, Inc. as of December 31, 2010 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the supplementary Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully discussed in Note 7 to the accompanying financial statements, management discovered that it had been improperly computing the Company's net capital for regulatory purposes. Accordingly, it was determined the Company had not maintained minimum net capital as required by Rule 15c3-1 of the Securities Exchange Act of 1934 at December 31, 2010 and for all previous reporting periods. While management subsequently complied with the minimum net capital requirement as of January 21, 2011, the effect of not maintaining the required minimum net capital in reporting periods previous to and including December 31, 2010 have yet to be determined by FINRA. The violations could range from the assessment of a fine to the cessation of operations. The accompanying financial statements do not include any adjustments which may result from the above uncertainty.

Payne & Smith, LLC

January 21, 2011

5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

NEXBANK SECURITIES, INC.

Balance Sheet

December 31, 2010

(In Thousands)

ASSETS		
Cash and cash equivalents	$	1,516
Receivables:		
Non-customers		6
Affiliates		95
		101
Furniture, equipment, and leasehold improvements, net		85
Other assets		48
Total assets	$	1,750
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued liabilities	$	1,005
Total liabilities		1,005
Stockholder's equity:		
Common stock ($0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding)		-
Additional paid-in capital		1,940
Accumulated deficit		(1,195)
Total stockholder's equity		745
Total liabilities and stockholder's equity	$	1,750

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2010

(In Thousands)

Revenue:	
Account supervision, investment advisory, and administrative services	2,840
Total revenue	2,840
Expenses:	
Compensation and benefits	1,990
Regulatory fees	87
Other	716
Total expenses	2,793
Net income	$ 47

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2010

(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balances, January 1, 2010	$ -	$ 1,940	$ (1,242)	$ 698
Net income	-	-	47	47
Distributions to shareholder	-	-	-	-
Balances, December 31, 2010	$ -	$ 1,940	$ (1,195)	$ 745

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2010

(In Thousands)

Cash flows from operating activities:	
Net income	$ 47
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	111
(Increase) decrease in assets:	
Receivables from non-customers	(3)
Receivables from affiliates	(56)
Other assets	6
Decrease in liabilities:	
Accrued liabilities	(108)
Net cash used by operating activities	(3)
Cash flows from investing activities	-
Cash flows from financing activities	-
Net decrease in cash and cash equivalents	(3)
Cash and cash equivalents:	
Beginning of year	1,519
End of year	$ 1,516

See accompanying notes to financial statements.

1. Organization and Nature of Business

NexBank Securities, Inc., a Delaware limited partnership is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). Effective May 31, 2006, NCI purchased the existing partnership interests of Prospect Securities, L.P. from its partners (who are also the majority stockholders of NCI) for a purchase price of approximately $366,000, which represented the book value of the net assets at that date. Simultaneous with this transaction, the Company converted organizational forms from a limited partnership to an S Corporation and changed its name to NexBank Securities, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i).

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit.

The Company uses the indirect method to present cash flows from operating activities.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of furniture and equipment, the related gain or loss is included in income.

Recognition of Revenue

Marketing fees and interest income are accrued and recognized as they are earned. Commissions are recorded on the trade date.

Income Taxes

The Company is taxed as an S Corporation for federal income tax purposes. As such, the Company is not subject to Federal income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal income tax returns of its shareholders. Consequently, no provision or liability for Federal income taxes has been reflected in the accompanying financial statements.

Fair Values of Financial Instruments

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through January 21, 2011, the date these financial statements were issued.

3. <u>Recent Accounting Pronouncements</u>

In July 2010, Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* This standard will require the Company to expand disclosures about the credit quality of its loans and leases and the related reserves against them. The expanded disclosures will include disaggregated matters related to past due loans, credit quality indicators, and modifications of loans and leases. This statement is effective for periods ending on or after December 15, 2011. Management has yet to determine the effects of adoption of this standard on the Company's financial statements.

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures* (Topic 820), *Improving Disclosures about Fair Value Measurements* (ASU 2010-06). ASU 2010-06 revises two disclosure requirements concerning fair value measurements and clarifies two others. It requires separate presentation of significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and disclosure of the reasons for such transfers. It will also require the presentation of purchases, sales, issuances and settlements within Level 3 on a gross basis rather than on a net basis. The amendments also clarify that disclosures should be disaggregated by class of asset or liability and that disclosures about inputs and valuation techniques should be provided for both recurring and non-recurring fair value measurements. These new disclosure requirements are effective for reporting periods beginning after December 15, 2009, with the exception of the requirement concerning gross presentation of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. This statement is not expected to have a material impact on the Company's financial statements.

In December 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-16, *Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets,* which updates the derecognition guidance in ASC Topic 860 for previously issued SFAS No. 166. This update reflects the Board's response to issues entities have encountered when applying ASC 860, including: (l) requires that all arrangements made in connection with a transfer of financial assets be considered in the derecognition analysis; (2) clarifies when a transferred asset is considered legally isolated from the transferor; (3) modifies the requirements related to a transferee's ability to freely pledge or exchange transferred financial assets; and (4) provides guidance on when a portion of a financial asset can be derecognized. This update is effective for financial asset transfers occurring after the beginning of an entity's first fiscal year that begins after November 15, 2009. This statement did not have a material impact on the Company's financial statements.

In June 2009, the FASB issued ASC Topic 810 (previously SFAS No. 167) *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.* This standard amends the consolidation guidance applicable to variable interest entities. The amendments to the consolidation guidance affect all entities currently within the scope of ASC Topic 810, as well as qualifying special-purpose entities that are currently excluded from the scope of ASC Topic 810. This standard is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. This statement did not have a material impact on the Company's financial statements.

In June 2009, the FASB issued ASC Topic 860 (previously SFAS No. 166), *Accounting for Transfers of Financial Assets, an amendment of SFAS No. 140.* This standard amends the derecognition accounting and disclosure guidance included in previously issued standards. This standard eliminates the exemption from consolidation for qualifying special-purpose entities (SPEs) and also requires a transferor to evaluate all existing qualifying SPEs to determine whether they must be consolidated in accordance with ASC Topic 810. This standard also provides more stringent requirements for derecognition of a portion of a financial asset and establishes new conditions for reporting the transfer of a portion of a financial asset as a sale. This standard is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. This statement did not have a material impact on the Company's financial statements.

4. Related Party Transactions

The Company derives the majority of its income on products and marketing it performs for and on behalf of Highland Capital Management, L.P. (HCMLP). HCMLP is an entity which is owned principally by the majority stockholders of NCI. Approximately $2,840,000 (100% of total revenue) was derived from transactions involving HCMLP and/or various other affiliated entities during 2010. The Company's future operations are dependent on its continued revenue stream from HCMLP.

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed by the Company during 2010 amounted to approximately $262,000, including rent allocation of approximately $185,000, as discussed in Note 6.

Total receivables from affiliates amounted to approximately $95,000 at December 31, 2010.

5. Furniture, Equipment, and Leasehold Improvements

The following is a summary of furniture, equipment, and leasehold improvements at December 31, 2010 (in thousands):

	Estimated Useful Life	Amount
Furniture and fixtures	5 to 7 years	$ 56
Computers and equipment	5 years	277
Leasehold improvements	5.5 years	251
		584
Less accumulated depreciation		(499)
Total		$ 85

Depreciation and amortization expense amounted to approximately $111,000 for the year ended December 31, 2010.

6. **Commitments, Guarantees and Contingent Liabilities**

The Company does not perform trading activities on its own, but acts as an introducing broker to reduce its risk by qualifying and approving its counterparties. As such, the Company believes it is unlikely that it will be required to remit any material payments under the agreement with its clearing agent and, thus, has not recorded any contingent liability in the accompanying financial statements.

The Company is involved in legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position or results of operations of the Company.

The Company leases its primary office facility under a non-cancelable lease agreement which expires December 31, 2011. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2011	$ 89
	$ 89

Additionally, the Company is allocated rent expense from HCMLP for its out-of-state marketing facilities. Total rent expense incurred for the year ended December 31, 2010 amounted to approximately $267,000, of which approximately $185,000 was allocated from HCMLP.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

7. **Net Capital Requirements**

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6.67% of total aggregate indebtedness.

At December 31, 2010, the Company had total net capital and total aggregate indebtedness, as defined, of approximately ($654,000) and $1,005,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of (153.67) to 1.00. Total net capital was approximately $721,000 below the minimum required net capital of approximately $67,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the audited computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2010.

In January 2011, prior to reporting its December 31, 2010 net capital to FINRA, management discovered that it had been improperly computing the Company's net capital. The Company's cash accounts with affiliates had been reported as allowable in the Company's computation of net capital for all reporting periods prior to December 31, 2010. In accordance with SEC Rule 15c3-3, cash accounts with affiliates are only allowable for capital computation purposes to the extent they represent a period of one month's average expenditures. The disallowance of the Company's cash accounts with affiliates in the computation of net capital resulted in the Company's not maintaining the required minimum net capital as of December 31, 2010 and for all previous reporting periods. The effects of the Company not maintaining the required minimum net capital at December 31, 2010 and prior reporting periods have yet to be determined by FINRA and could range from the assessment of a fine to the cessation of operations.

On January 21, 2011, the Company transferred its existing cash accounts to non-affiliated financial institutions. After the transfer, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $393,000 and $1,027,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 2.61 to 1.00. Total net capital after the transfer was approximately $325,000 in excess of the required net capital of approximately $68,000.

8. **Customer Protection, Reserves and Custody of Securities**

The Company does not hold customer accounts, funds, or securities.

9. **Fair Value**

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The Company had no assets or liabilities subject to fair value measurement either on a recurring or non-recurring basis at December 31, 2010.

SUPPLEMENTAL SCHEDULE I

NEXBANK SECURITIES, INC.

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2010

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:		
Total stockholder's equity	$	745
Less deduction for fidelity bond deductible > $5,000		70
Less non-allowable assets:		
Cash deposits at affiliated financial institution in excess of amount allowable		1,167
Receivables from non-customers		6
Receivables from affiliates		23
Furniture, equipment, and leasehold improvements		85
Other assets		48
Net capital prior to haircuts on securities positions		(654)
Less haircuts on securities positions		-
Net capital as defined by Rule 15c3-3		(654)
Minimum net capital required		67
Deficit net capital		(721)
Aggregate indebtedness:		
Accrued liabilities		1,005
Total aggregate indebtedness	$	1,005
Ratio of aggregate indebtedness to net capital		(153.67)

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(i).

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the audited computation of net capital and the Company's corresponding Part IIA of its quarterly Financial and Operational Combined Uniform Single Report at December 31, 2010.

NexBank Securities, Inc.
Dallas, Texas

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

December 31, 2010

PAYNE & SMITH, LLC
Certified Public Accountants

January 21, 2011

CONFIDENTIAL

To the Board of Directors of
NexBank Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of NexBank Securities, Inc. (Company) as of and for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all paid and excess margin securities of customers as required by Rule 15c3-3.

5952 Royal Lane • Suite 158 • Dallas, TX 75230 • 214 / 3634-9927 • Fax 214 / 363-9980

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraphs and for verifying that the Company has established and maintained internal control and the practices and procedures referred to in the preceding paragraphs in its performance of duties associated with carrying customer cash balances and the custody of securities. In fulfilling these responsibilities, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purposes described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. During the course of our procedures, we identified the following material weakness:

In January 2011, prior to reporting its December 31, 2010 net capital to FINRA, management discovered that it had been improperly computing the Company's net capital. The Company's cash accounts with affiliates had been reported as allowable in the Company's computation of net capital for all reporting periods prior to December 31, 2010. In accordance with SEC Rule 15c3-3, cash accounts with affiliates are only allowable for capital computation purposes to the extent they represent a period of one month's average expenditures. The disallowance of the Company's cash accounts with affiliates in the computation of net capital resulted in the Company's not maintaining the required minimum net capital as of December 31, 2010 and for all previous reporting periods. The effects of the Company not maintaining the required minimum net capital at December 31, 2010 and prior reporting periods have yet to be determined by FINRA and could range from the assessment of a fine to the cessation of operations.

We understand that practices and procedures that accomplish the objectives referred to in previous paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, except for the reporting error discussed above, at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and Stockholder, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Payne & Smith, LLC

NexBank Securities, Inc.
Dallas, Texas

Report of Independent Accountants on Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

December 31, 2010

PAYNE & SMITH, LLC
Certified Public Accountants

To the Board of Directors of
NexBank Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by NexBank Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating NexBank Securities, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). NexBank Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences (see Exhibit 1);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and supporting documentation, noting no differences (see Exhibit 1);
4. Provided the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the relating schedules and supporting documentation (see Exhibit 1);
5. Verified that no overpayment was applied to the current assessment with the Form SIPC-7T on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should be used by anyone other than those specified parties.

Payne & Smith, LLC

January 21, 2011

5952 Royal Lane • Suite 158 • Dallas, TX 75230 •214 / 363-9927• Fax 214 / 363-9980

NEXBANK SECURITIES, INC

Exhibit I

Reconciliation of Form SIPC-7T to
Statement of Operations

For the Year Ended December 31, 2010

(In Thousands)

ITEM NO.	
2b. Additions:	
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,840
Total revenue subject to additional assessment for the period	2,840
General assessment (at the rate of.0025)	7
Less credit for amount paid with Form SIPC-6	3
Amount paid with Form SIPC-7T	$ 4